SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                        VALUEVISION INTERNATIONAL, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    92047K10
                                 (CUSIP Number)

                      Montgomery Ward & Co., Incorporated
                             Montgomery Ward Plaza
                            Chicago, Illinois 60671
                             ATTN:  John L. Workman
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 7, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box._____

Check the following box if a fee is being paid with the statement._____ (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there-to reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

1.
Name of Reporting Person:

Montgomery Ward & Co., Incorporated


2.
Check the Appropriate Box if a Member of a Group:
(a)

(b) X

3.
SEC Use Only

4.
Source of Funds:  WC

5.
Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):____

6.
Citizenship or Place of Organization:  Illinois


Number of Shares Beneficially Owned By Each Reporting Person With:

7.
Sole Voting Power: 27,079,860  (But see Items 4 and 5)


8.
Shared Voting Power: 0


9.
Sole Dispositive Power: 27,079,860 (But see Items 4 and 5)


10.
Shared Dispositive Power: 0


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person: 27,079,860 (But see Items 4 and 5)


12.
Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares:

13.
Percent of Class Represented by Amount in Row (11): 49.1%
(But see Items 4 and 5)


14.
Type of Reporting Person:  CO

1.
Name of Reporting Person:

Montgomery Ward Holding Corp.


2.
Check the Appropriate Box if a Member of a Group:
(a)

(b) X


3.
SEC Use Only


4.
Source of Funds:  WC

5.
Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):


6.
Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:

7.
Sole Voting Power: 0


8.
Shared Voting Power: 27,079,860(1) (But see Items 4 and 5)


9.
Sole Dispositive Power: 0


10.
Shared Dispositive Power: 27,079,860(1) (But see Items 4 and 5)


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person:
27,079,860 (But see Items 4 and 5)



12.
Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares:



13.
Percent of Class Represented by Amount in Row (11): 49.1%
(But see Items 4 and 5)



14.
Type of Reporting Person:  CO


(1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

1.
Name of Reporting Person:

Bernard F. Brennan


2.
Check the Appropriate Box if a Member of a Group:
(a)

(b)  X


3.
SEC Use Only



4.
Source of Funds:  WC


5.
Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):



6.
Citizenship or Place of Organization: United States


Number of Shares Beneficially Owned By Each Reporting Person With:

7.
Sole Voting Power: 0


8.
Shared Voting Power: 27,079,860(1) (But see Items 4 and 5)



9.
Sole Dispositive Power: 0



10.
Shared Dispositive Power:
27,079,860(1) (But see Items 4 and 5)


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person:
27,079,860 (But see Items 4 and 5)



12.
Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:



13.
Percent of Class Represented by Amount in Row (11): 49.1%
(But see Items 4 and 5)



14.
Type of Reporting Person:  IN


(1) Mr. Brennan is Chairman of the Board and Chief Executive Officer of each of Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation, and Designator under that certain Stockholders' Agreement dated as of June 17, 1988, as amended and restated to date, applicable to shares of common stock of Mont-gomery Ward Holding Corp. As Designator, Mr. Brennan has the right to designate a majority of the board of directors of Montgomery Ward Holding Corp. In addition, Mr. Brennan has the right to vote approximately 38% of the outstanding shares of common stock of Montgomery Ward Holding Corp.

This statement constitutes Amendment No. 2 to the Statement on
     Schedule 13D (the "Schedule 13D") filed March 22, 1995 by the Reporting Persons (as defined below) in connection with the beneficial ownership of Shares (as defined below) of ValueVision International, Inc. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the entire text of the Schedule 13D is hereby amended and restated as set forth below. Exhibits 1-8 hereto, which have been previously filed in paper format, are not restated electronically herein.

Item 1.   Securities and Issuer.

          This Statement relates to the Common Stock, $.01 par value (the "Shares"), of ValueVision International, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 6740 Shady Oak Road, Minneapolis, Minnesota 55344-3433.


Item 2.   Identity and Background.

     (a) The undersigned, Montgomery Ward and Co., Incorporated, an Illinois corporation ("MW"), Montgomery Ward Holding Corp., a
Delaware corporation ("Holding"), and Bernard F. Brennan
("Brennan"), hereby file this Statement on Schedule 13D. The foregoing persons and entities are sometimes collectively referred to herein as the "Reporting Persons".

     (b)(c) MW is an Illinois corporation whose principal business is that of retail merchandising and direct response marketing (including insurance). All of the outstanding shares of MW are owned by Holding. Brennan serves as Chairman of the Board and Chief Executive Officer of both MW and Holding. Pursuant to that certain Stockholders' Agreement dated as of June 21, 1988, as amended and restated to date, with respect to shares of common stock of Holding, the Designator (as defined therein) has the right to designate six of the eleven members of the Board of Directors of Holding. Brennan is currently Designator for that purpose. In addition, Brennan has the right to vote approximately 38% of the outstanding shares of common stock of Holding.

     The principal business address (which also serves as the principal office) of each of MW, Holding and Brennan is Montgomery Ward Plaza, Chicago, Illinois 60671. Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of both MW and Holding and their respective business addresses and principal occupations are listed below. Each of the individuals listed below serves as a director or executive officer of both MW and Holding. There are currently two vacancies on the Board of Directors of each of MW and Holding. Messrs. Brennan, Heine, Workman and Reddington, who are executive officers of MW and Holding, also serve as directors of MW and Holding, and are listed below under the heading "Directors" and not under the heading "Executive Officers".

Directors                         Address                Occupation

Bernard F. Brennan             Montgomery Ward          Chairman of the
                               Plaza, Chicago,          Board and Chief
                               Illinois 60671           Executive Officer
                                                        of MW and Holding

Spencer H. Heine               Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President,
                               Illinois 60671           Secretary and
                                                        General Counsel of
                                                        MW and Holding;
                                                        President,
                                                        Montgomery Ward
                                                        Properties

John L. Workman                Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President and
                               Illinois 60671           Chief Financial
                                                        Officer of MW and
                                                        Holding

G. Joseph Reddington           200 N. Martingale        Chairman and Chief
                               Road, 11th Flr.          Executive Officer,
                               Schaumburg,              Signature
                               Illinois 60173           Financial/
                                                        Marketing, Inc.

Myron Lieberman                Suite 4000               Attorney,
                               10 S. Wacker Dr.         Altheimer & Gray
                               Chicago, Illinois
                               60606

Silas S. Cathcart              222 Wisconsin            Retired
                               Avenue, Suite 103
                               Lake Forest,
                               Illinois 60045

Denis J. Nayden                c/o General              President and
                               Electric Capital         Chief Operating
                               Corporation              Officer of General
                               260 Long Ridge           Electric Capital
                               Road, Stamford,          Corporation
                               Connecticut 06902        ("GECC")

James A. Parke                 c/o General              Senior Vice
                               Electric Capital         President -
                               Corporation              Finance of General
                               260 Long Ridge           Electric Financial
                               Road, Stamford,          Services, Inc.
                               Connecticut 06902

Daniel W. Porter               c/o General              President and
                               Electric Capital         Chief Executive
                               Corporation              Officer of
                               260 Long Ridge           Retailer Financial
                               Road, Stamford,          Services, Inc.
                               Connecticut 06902

Executive Officers             Address                  Occupation
Alan E. DiGangi                Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of
                               Illinois 60671           Holding; Executive
                                                        Vice President,
                                                        Electric Avenue,
                                                        Rooms & More /
                                                        Soft Home of MW

Robert A. Kasenter             Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of
                               Illinois 60671           Holding; Executive
                                                        Vice President,
                                                        Human Resources of
                                                        MW

Frederick E. Meiser            Montgomery Ward          Chairman and Chief
                               Plaza, Chicago,          Executive Officer
                               Illinois 60671           of Lechmere, Inc.,
                                                        a wholly-owned
                                                        subsidiary of MW

Edwin G. Pohlmann              Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of
                               Illinois 60671           Holding; Executive
                                                        Vice President,
                                                        Merchandise and
                                                        Store Operations
                                                        of MW

Richard C. Rusthoven           Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of MW
                               Illinois 60671           and Holding

Robert J. Stevenish            Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of
                               Illinois 60671           Holding; Executive
                                                        Vice President -
                                                        Operations of MW

Michael Searles                Montgomery Ward          Executive Vice
                               Plaza, Chicago,          President of
                               Illinois 60671           Holding; Executive
                                                        Vice President -
                                                        Apparel and Gold
                                                        'N Gems of MW

Carol J. Harms                 Montgomery Ward          Vice President and
                               Plaza, Chicago,          Treasurer of MW
                               Illinois 60671           and Holding

     (d)  None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons identified in this Item 2 are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Purchased Shares (as defined herein) consisted solely of working capital of MW. MW has not yet determined the source of funds or other consideration to be used to exercise any Warrants (as defined herein).

Item 4.   Purpose of Transaction.

     The Shares to which this statement relates have been acquired for investment purposes and to influence the direction and management of the Company.

     On March 13, 1995, the Company and MW entered into each of an Operating Agreement (the "Operating Agreement"), a Credit Card License and Receivables Sales Agreement, and a Servicemark License Agreement (collectively, the "Related Agreements"), pursuant to which MW provides the Company with certain operational support, including merchandise sourcing and permitting the use of MW credit cards by the Company's customers.

     Also on March 13, 1995, the Company and MW entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, on August 8, 1995 (the "Closing Date"), the Company issued and sold to MW 1,280,000 Shares (the "Purchased Shares") at a price of $6.25 per share, or $8,000,000 in the aggregate. Also pursuant to the Securities Purchase Agreement, on the Closing Date the Company issued and sold to MW non-transferable warrants (the "Warrants") to purchase an aggregate of 25,000,000 Shares with exercise prices ranging from $6.50 to $17.00 per Share, and an average exercise price of $9.16 per Share.

     Subject to the terms and provisions of a Warrant Agreement
(the "Warrant Agreement") dated August 8, 1995 between the
Company and MW, which applies to the Warrants, the Warrants vested and are to become vested in the following series:



Series        Number of Shares       Vesting Date     Exercise Price Per Share
A             4,000,000              Closing Date     $6.50
B             3,000,000              Closing Date     $6.75
                                     first
                                     anniversary
C             3,000,000              25 months        $7.00
                                     after the
                                     Closing Date
D             3,000,000              Closing Date     $7.25
                                     third
                                     anniversary
E             2,000,000              Closing Date     $7.50
                                     fourth
                                     anniversary
F             1,000,000              Closing Date     $8.00
                                     fourth
                                     anniversary
G             1,000,000              Closing Date     $9.00
                                     fifth
                                     anniversary
H             1,000,000              Closing Date     $10.00
                                     fifth
                                     anniversary
I             1,000,000              Closing Date     $11.00
                                     fifth
                                     anniversary
J             1,000,000              (1)              $12.00
K             1,000,000              (1)              $13.00
L             1,000,000              (1)              $14.00
M             1,000,000              (1)              $15.00
N             1,000,000              (1)              $16.00
O             1,000,000              (1)              $17.00
TOTAL        25,000,000          Average
                                 Price:               $ 9.16

(1) Vesting is immediate following the exercise of all, but not less than all, of the Warrants in Series A through Series I.

     Upon the termination of the Operating Agreement, for any reason other than an Event of Default (as defined in the Operating Agreement) by the Company, no Warrants which are not then vested shall thereafter vest. MW may only exercise vested Warrants, except as provided below. All of the Warrants will expire on the eighth anniversary of the Closing Date, or, if such day is not a business day, the next succeeding day which is a business day.

     At any time prior to the termination of the Operating Agreement, subsequent to the second anniversary of the Closing Date, and provided that an Event of Default (as defined in the Operating Agreement) with respect to MW shall not have occurred and be continuing, MW may simultaneously exercise all, but not less than all, of the Warrants, whether or not such Warrants have vested.

     In addition, at any time prior to the termination of the Operating Agreement, if any person other than MW or an affiliate of MW becomes the beneficial owner, directly or indirectly, of 25% or more of the voting power of the Company's then outstanding securities (a "Change of Control"), provided that an Event of Default (as defined in the Operating Agreement) by MW shall not have occurred and be continuing, MW may exercise any or all Warrants, whether or not vested, at any time within 90 days after such Change of Control.

     The number of Shares subject to the Warrant and the exercise price thereunder are subject to certain adjustments, including in connection with certain issuances by the Company of additional Shares of common stock after December 4, 1994 (including in connection with exercise of certain then-outstanding options and warrants), the repurchase by the Company of Shares, certain non-cash dividends as provided in the Warrant Agreement or the consummation of certain actions, including, without limitation, a stock split, stock dividend, recapitalization or reclassification with respect to the Company's common stock. As of the date of the event for which this Amendment No. 2 to Schedule 13D is being filed, additional Shares of common stock had been issued by the Company subsequent to December 4, 1994 such that the number of Shares of common stock subject to the Warrants will, upon adjustment at the times specified in the Warrant Agreement, be adjusted upward from 25,000,000 to 25,799,860. The vesting of such additional shares is proportionate with the schedule above.

     Pursuant to the Warrant Agreement, MW has certain pre-emptive rights in the event that the Company issues and sells additional shares of capital stock of the Company or any options, warrants or other rights to subscribe for or to purchase any such stock (with certain enumerated exceptions).

     On the Closing Date, the Company and MW entered into a Registration Rights Agreement pursuant to which MW has certain demand and so-called "piggyback" registration rights.

     In the Operating Agreement, MW has agreed that, prior to the second anniversary of the Closing Date, MW and its affiliates will not buy or sell any Shares (including, without limitation, through the exercise of the Warrants), provided, however, that this restriction does not apply (i) to the purchase of the Purchased Shares, (ii) during the period between commencement of a tender offer for Shares by a party other than MW or any of its affiliates or announcement of a merger, either of which could result in a Change of Control, and the termination of such tender offer or completion of such merger, and (iii) to purchases pursuant to MW's pre-emptive rights described above.

     The "cross-ownership" rules of the Federal Communications Commission limit the number of television stations in which related persons and entities may own attributable interests. The ownership of television stations by affiliates of MW and the Company may require a waiver of such rules to prevent violations of such rules in the event of an exercise by MW of the Warrants. The Operating Agreement requires the Company to take steps to permit MW to exercise the Warrants without violating such rules, which steps may include a spin-off or divestiture of the Company's television stations.

     Pursuant to the Operating Agreement, the Company expanded its board of directors from five members to seven and agreed to nominate and recommend to the stockholders of the Company in the Company's Proxy Statement for its annual meeting of stockholders two individuals designated by MW to fill the two new directorships. During the period commencing on the Closing Date and ending on the first to occur of (x) the date on which all of the Warrants are exercised by MW and (y) the date on which the Operating Agreement terminates, the Operating Agreement provides that MW will have the right to designate two nominees on the Company's slate of nominees for the Company's Board of Directors. Pursuant to the Operating Agreement, MW shall also have the right to designate one of its two designees as Vice Chairman of the Company's Board of Directors. MW, the Company and Messrs. Robert Johander and Nicholas Jaksich have agreed in the Operating Agreement to vote all shares over which they have voting power for the election of the slate of directors nominated by the Company, including the MW designees. MW's right to designate individuals to serve as directors of the Company is subject to certain limitations provided in the Operating Agreement. The two original MW designees, Gene C. McCaffery and John L. Workman, were elected as directors of the Company on August 8, 1995.
Since such time, Mr. McCaffery resigned from his positions with MW and Holding and also as a director of the Company. As of the date of the event for which this Amendment No. 2 to Schedule 13D is filed, MW has not designated a replacement for Mr. McCaffery to the Company's board of directors.

     The foregoing descriptions of the Securities Purchase Agreement, the Operating Agreement, the Warrant Agreement, the Registration Rights Agreement and the Warrants are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 1, 2, 6, 7 and 8 hereto, respectively, and incorporated herein by reference.

     On June 7, 1996, MW, the Company, Merchant Partners, Limited Partnership ("MPLP") and Signature Financial/Marketing, Inc., a wholly-owned subsidiary of MW executed non-binding memoranda of understanding with respect to a restructuring of the relationship between the Company and MW. On June 10, 1996, the Company issued a press release with respect to such memoranda. In connection with certain proposed revisions to the terms of the Operating Agreement and the proposed acquisition by the Company of the assets of Montgomery Ward Direct, L.P. (which is currently indirectly owned by MW), the memoranda of understanding anticipate that the Warrants which have not yet become exercisable would be replaced with new warrants ("New Warrants") to purchase approximately 3.2 million Shares at an exercise price of $0.01 per Share. The total number of New Warrants would be that number of New Warrants which has an aggregate value (based upon the value of the underlying Shares) of $22.36 million. The value of the underlying Shares would be determined on the basis of the average closing prices of the Company's Shares during the 20 trading days ending on June 6, 1996. Certain of the vesting provisions, the termination rights, the adjustments and the pre-emptive rights described above with respect to the Warrants would be inapplicable to the New Warrants. In addition, MW's right to designate two directors to the Company's board would be reduced to the right to designate one director. In addition, the Company's obligation under the Operating Agreement with respect to the "cross-ownership rules" discussed above would be eliminated, although the Company would nevertheless remain obligated to cooperate with MW and act in good faith to assist in avoiding a violation of such rules. The memoranda also provide that following any such restructuring, MW would contribute to MPLP New Warrants having a value of $10 million and the Company would contribute to MPLP New Warrants having a value of $1.5 million. Each of MW and the Company is a limited partner of MPLP. The memoranda are not intended to be legally binding documents and the Reporting Persons anticipate that the final terms of any such restructuring will be set forth in definitive binding written agreements which the Reporting Persons anticipate will be executed by July 15, 1996. The foregoing description is qualified in its entirety by reference to the understandings filed as Exhibit 9 hereto and incorporated herein by reference.

     The Reporting Persons intend to review continuously their investment in the Company and, on the basis of such review and such market and other factors as they may deem relevant, may, subject to the limitations contained in the agreements described above, determine to increase or decrease their investment in the Company. In addition, the designees of MW on the Company's board of directors may make proposals and take such other actions as are commensurate with their rights and duties as directors.

     Except as described herein, the Reporting Persons have no plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interests in Securities of the Issuer.

     According to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996, as of April 23, 1996, 29,371,748 Shares were outstanding. The calculations made pursuant to this Item 5 assume that the application of Rule 13d-3(d)(1)(i) promulgated under the Act could result in beneficial ownership by the Reporting Persons of all of the Shares subject to the Warrants.

     (a) Including the 25,000,000 Shares subject to the Warrants, MW may be deemed to beneficially own directly 26,280,000 Shares, which constitutes approximately 48.3% of the Shares outstanding including such 26,280,000 Shares. As set forth in Item 4 above, adjustments under the Warrants will be made pursuant to the Warrant Agreement. Assuming such adjustment to increase the Shares of Common Stock subject to the Warrants to 25,799,860, MW may be deemed to beneficially own approximately 49.1% of the Shares outstanding (including such 25,799,860 Shares). Both Holding and Brennan, through their relationship with MW, may be deemed to beneficially own all of the Shares beneficially owned by MW. If the transactions proposed in the memoranda of understanding referenced in Item 4 occur, it is anticipated that MW will beneficially own (pursuant to Rule 13d-3 promulgated under the Act) approximately 26% of the Shares outstanding.

     (b) Except as limited by the agreement contained in the Operating Agreement with respect to the election of directors as described in Item 4 above, MW will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares reported herein. Holding, as the sole stockholder of MW, and Brennan, as the Chairman of the Board and Chief Executive Officer of MW and as Designator, may each be deemed to share voting and dispositive power with respect to all of such Shares.

     (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Except as set forth in Item 4 above, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be filed as Exhibits.

          Exhibit A.     Agreement pursuant to Rule 13d-
                         1(f)(1)(iii)

          Exhibit 1.     Securities Purchase Agreement dated
                         March 13, 1995 between Montgomery Ward &
                         Co., Incorporated and ValueVision
                         International, Inc.

          Exhibit 2. Operating Agreement dated March 13, 1995 between Montgomery Ward & Co.,
                         Incorporated and ValueVision
                         International, Inc.

          Exhibit 3.     Servicemark License Agreement dated
                         March 13, 1995 between Montgomery Ward &
                         Co., Incorporated and ValueVision
                         International, Inc.

          Exhibit 4.     Credit Card License and Receivables Sale
                         Agreement dated March 13, 1995 between
                         Montgomery Ward & Co., Incorporated and
                         ValueVision International, Inc.

          Exhibit 5.     Power of Attorney executed by Bernard F.
                         Brennan.


          Exhibit 6.     Warrant Agreement dated August 8, 1995
                         between ValueVision International, Inc.
                         and Montgomery Ward and Co.,
                         Incorporated.

          Exhibit 7.     Registration Rights Agreement dated
                         August 8, 1995 between ValueVision
                         International, Inc. and Montgomery Ward
                         and Co., Incorporated.

          Exhibit 8.     Warrants to purchase common Stock of
                         ValueVision International, Incorporated
                         under the laws of the state of
                         Minnesota, Series A through Series O.

          Exhibit 9.     Non-binding understandings relating to
                         securities of the Company and changes in the board of directors of the Company.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  June 10, 1996

                        MONTGOMERY WARD & CO., INCORPORATED


                        By:  /s/ JOHN L. WORKMAN
                             John L. Workman, Executive Vice
                             President and Chief Financial
                             Officer


                        MONTGOMERY WARD HOLDING CORP.


                        By:  /s/ JOHN L. WORKMAN
                             John L. Workman, Executive Vice
                             President and Chief Financial
                             Officer


                             /s/ MYRON LIEBERMAN
                             Myron Lieberman, as
                             attorney-in-fact for
                             Bernard F. Brennan

                               EXHIBIT INDEX

Exhibit No.     Document Description                               Page No.

Exhibit A.      Agreement pursuant to
                Rule 13d-1(f)(1)(iii)

Exhibit 9.      Non-binding understandings
                relating to securities of the
                Company and changes in the board
                of directors of the Company

                                 EXHIBIT A

    Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated:  June 10, 1996

MONTGOMERY WARD &                 MONTGOMERY WARD HOLDING CORP.
CO., INCORPORATED


By: /s/ JOHN L. WORKMAN           By:  /s/ JOHN L. WORKMAN
    John L. Workman,                   John L. Workman,
    Executive Vice President           Executive Vice President
    and Chief Financial Officer        and Chief Financial
                                       Officer



/s/ MYRON LIEBERMAN
Myron Lieberman, as
attorney-in-fact for
Bernard F. Brennan
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                                 EXHIBIT 9

Non-Binding Understandings among Montgomery Ward & Co.,
Incorporated ("MW"), ValueVision International, Inc. ("VVI") and
Merchant Partners, Limited Partnership ("MPLP") relating to securities of VVI and changes in the board of directors of VVI:

1. The existing 18,000,000 unvested VVI warrants, as adjusted, held by MW would be replaced with new warrants ("New Warrants"). All New Warrants would be exercisable at any time on or prior to August 8, 2003, and would have an exercise price of $.01 per share. All New Warrants would have the same registration rights as are set forth in the existing Registration Rights Agreement. All New Warrants would be fully transferable, subject to a right of first offer in favor of VVI in the event of a non-public disposition.

2. Following the withdrawal by Fingerhut from Montgomery Ward Direct, L.P. ("MWD"), VVI or a subsidiary of VVI would acquire all of the assets of MWD, including not less than $4,000,000 in cash. VVI (or such subsidiary) would assume (x) all liabilities of MWD of a type which would normally be reflected on or reserved against on a balance sheet of MWD as of the Closing Date, prepared in accordance with GAAP, consistently applied, and (y) all executory liabilities of MWD under contracts, leases and other agreements which are assigned to VVI.

3. The total number of New Warrants to be issued to MW would be that number of New Warrants which has an aggregate value (based upon the value of the underlying shares) of $22.36 million. The value of underlying shares, for the purpose of the preceding sentence, would be determined on the basis of the average closing prices of VVI's shares during the 20 trading days ending on June 6, 1996.

4. VVI's obligation under the Operating Agreement to take so-called "Remedial Actions" in the event of the acquisition by MW of additional shares of VVI which would result in a violation of the so-called "Combined Ownership Rules" of the Federal Communications Commission would be eliminated, although VVI would nevertheless remain obligated to cooperate with MW and act in good faith, short of taking Remedial Actions, to assist MW, General Electric Company and General Electric Capital Corporation in avoiding a violation of the Combined Ownership Rules.

5. MW's right to elect two members of VVI's board of directors, set forth in the Operating Agreement, would be modified to reduce the number of MW directors to one. The "standstill" imposed with respect to the shares of VVI which MW currently owns, contained in the Operating Agreement, would be eliminated.

6. The Warrant Agreement would be modified to eliminate the so-called Reserved Shares Adjustment, the so-called Repurchased
Shares Adjustment, and MW's preemptive right to purchase additional shares of VVI.

7. Following the closing of the transactions hereunder, MW would make a contribution of New Warrants received by it from VVI having a value of $10 million to MPLP. Concurrently with this transfer, VVI would transfer to MPLP New Warrants having a value of $1,500,000.